

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via Facsimile</u>
Suzette M. Major
Chief Executive Officer
Palmdale Executive Homes Corp.
6767 W. Tropicana Ave., Suite 207
Las Vegas, NV 89103

      Re: Palmdale Executive Homes Corp.
            Item 4.01 Form 8-K
            Filed March 29, 2011
            File No. 000-52848

Dear Ms. Major:

      We have completed our review of your filing and do not have any further comments at this time.

                      Sincerely,

                      /s/ John T. Archfield Jr.

                      John T. Archfield Jr.
                      Staff Accountant